

June 22, 2010

Robin Young
Chief Executive Officer
Globalink, Ltd.
938 Howe Street, Suite 405
Vancouver, B.C. V6Z 1N9
Canada

> **Re:** **Globalink, Ltd.**
> **Form 10-K for the year ended December 31, 2009**
> **Filed April 15, 2010**
> **File No. 333-133961**

Dear Mr. Young:

We have reviewed your response letter dated May 26, 2010 and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the year ended December 31, 2009

Consolidated Statement of Operations, page 22

1. We note that you are presenting a column for Globalink titled "For twelve months ended 12/31/08" and a column for the predecessor OneWorld titled "For four months ended 10/31/08." Please note that there should be no overlap in the periods presented for the predecessor and successor companies. Please confirm to us that if you present amounts for 2008 in future filings, you will separately present the year ended June 30, 2008 and the four months ended October 31, 2008 for the predecessor (which should only include OneWorld) and the two months ended December 31, 2008 for the successor (which should include Globalink and OneWorld consolidated together).

Notes to Financial Statements, page 30

General

2.   Please note that the FASB Accounting Standards Codification became effective on July
        1, 2009. As a result, all non-SEC accounting and financial reporting standards have been
        superseded. In future filings, including your upcoming June 30, 2010 Form 10-Q, please
        revise any references to accounting standards so that you refer to the appropriate ASC
        topic rather than to legacy GAAP.

Note 1. Nature of Operations, page 30

3.   Your current disclosures may imply that you permit customers to book hotel rooms
        through your website. However, you disclose on page 5 under the heading "Online
        Website Progress" that your website will not be completed until the third quarter of 2010,
        and you are currently providing travel services through manual telephone
        communication. Please revise future filings, including your upcoming June 30, 2010
        Form 10-Q, to ensure that the description of your operations within this footnote matches
        the description of your operations elsewhere in your filing, including clearly stating, if
        true, that your website is not yet operational.

Note 2. Accounting Policies

d) Stock-based compensation, page 31

4.   We read your response to comment five from our letter dated November 2, 2009 that the
        comment is no longer applicable as OneWorld is the predecessor. We remain unclear as
        to whether you have any stock-based compensation during any of the predecessor or
        successor periods. In this regard, your disclosures within Note 10 indicate that you have
        stock options outstanding at December 31, 2008 and 2009, so it appears that at a
        minimum the successor periods would require footnote disclosure about your stock-based
        compensation. If you have any stock-based compensation, please revise future filings,
        including your upcoming June 30, 2010 Form 10-Q, to provide all disclosures required
        by ASC 718-10-50-2. Alternatively, if your references to stock options within Note 10
        are incorrect, please revise Note 10 in future filings to remove the reference to stock
        options.

g) Revenue Recognition, page 31

5.   We note your response to comments four and eight from our letter dated November 2,
        2009, along with your current revenue recognition disclosures. We have the following
        additional comments:

    •   Please revise future filings, including your upcoming June 30, 2010 Form 10-Q, to
        clearly describe how your consolidated company generates revenue. For example,
        based on your disclosures in the second paragraph on page five, it appears that you
        generate revenue through hotel room bookings, airline ticket sales and tour group
        sales. If this is true, you should make a statement to this effect in your revenue
        recognition footnote.

    •   Your response to comment eight from our letter dated November 2, 2009 states that
        you record revenue net. Please revise future filings, including your upcoming June
        30, 2010 Form 10-Q, to explain in more detail how you determine the amount to
        recognize as revenue. If you are earning a commission on your hotel room bookings,
        airline ticket sales and tour group sales, and this commission is what you recognize as
        revenue, you should clearly disclose this. You may wish to provide a disclosure
        similar to the revenue recognition footnote for OneWorld's audited June 30, 2008
        financial statements contained within the Form 8-K filed March 6, 2009, except that
        you should clarify that hotel booking revenue is recognized net.

    •   We read in your footnote that revenue is recorded when the corresponding expense
        can be recognized. This statement does not clearly convey at what point during your
        sales transactions you recognize revenue. Please revise future filings, including your
        upcoming June 30, 2010 Form 10-Q, to clearly explain at what stage in the sales
        transaction you record revenue, such as when the customer reserves the hotel room,
        airline ticket or tour group, or when the customer pays for the hotel room, airline
        ticket or tour group.

Note 9. Business Combination, page 36

6.   We see that in response to comment six from our letter dated November 2, 2009 you have
        revised your financial statements to show OneWorld as the predecessor entity. However,
        your response did not address all of the bullet points in our comment. Therefore, we
        reissue the following portions of our previous comment:

    •   Please tell us whether you recorded at fair value the 2 million shares of common
        stock issued as part of the consideration to acquire OneWorld. Refer to paragraph 6
        of SFAS 141.

- Please tell us how you considered whether you were acquiring any intangible assets, such as OneWorld's tradename or web domain.

- Please tell us where you have provided the disclosures required by paragraph 51(d) and (e) of SFAS 141. In this regard, it is unclear from your current disclosure what the total purchase price (including the issuance of both your stock and notes payable) was for your acquisition of OneWorld, and it is also unclear how the pro forma balance sheet presented in this footnote that appears to show your consolidation of OneWorld as of October 31, 2008 provides the required purchase price allocation showing the fair value assigned to each category of acquired assets and liabilities at the acquisition date or how the net assets acquired equal the total purchase price. Please provide us with this information in your response, and confirm to us that you will present this information in future filings, including your upcoming June 30, 2010 Form 10-Q.

Item 9A. Controls and Procedures, page 43

Evaluation of Disclosure Controls and Procedures, page 43

7.   We read your statement that "Based on that evaluation, our CEO and CFO, or the persons performing similar functions, concluded that our disclosure controls and procedures were not effective as of December 31, 2008." However, as this is your Form 10-K for the year ended December 31, 2009, you need to conclude whether your disclosure controls and procedures were effective or not effective as of December 31, 2009. Please amend your Form 10-K to provide your conclusion as of December 31, 2009. We will not object if you provide an abbreviated amendment in accordance with Exchange Act Rule 12b-15 that solely includes a cover page, an explanation of why the filing is being amended, Item 9A, Item 15, an updated signature page and updated certifications.

Management's Annual Report on Internal Control over Financial Reporting, page 43

8.   We read your statement that "management has assessed the effectiveness of our internal control over financial reporting as of December 31, 2008, and concluded that it is not effective due to the reasons discussed above." However, as this is your Form 10-K for the year ended December 31, 2009, you need to conclude whether your internal control over financial reporting was effective or not effective as of December 31, 2009. Please amend your Form 10-K to provide your conclusion as of December 31, 2009. We will not object if you provide an abbreviated amendment in accordance with Exchange Act Rule 12b-15 that solely includes a cover page, an explanation of why the filing is being amended, Item 9A, Item 15, an updated signature page and updated certifications.

You may contact Lisa Sellars, Staff Accountant, at 202-551-3348, or me at 202-551-3737 if you have questions regarding the above comments.

Sincerely,

Jennifer Thompson
Accounting Branch Chief